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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MEEMIC HOLDINGS, INC.
Name of Subject Company (Issuer))

MEEMIC HOLDINGS, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

585135106
(CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone No. of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

with copies to:

Mark A. Metz, Esq.	Jack Stephenson, Esq.
Dykema Gossett PLLC	Burr & Forman LLP
400 Renaissance Center	420 North 20th Street, Suite 3100
Detroit, Michigan 48243	Birmingham, AL 35203
(313) 568-5434	(205) 458-5201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fees**

$33,412,022	$3,073.91

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,353 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.
**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals .0092 percent of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $3,073.91	Filing Party: MEEMIC Holdings, Inc.
Form or Registration No.: PREM 14A	Date Filed: July 30, 2002
File Number: 001-14673
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
AMENDMENT NO. 2

        This Amendment No. 2 and Final Amendment to the Tender Offer Statement on Schedule TO filed December 23, 2002 (the "Schedule TO") relates to the offer by MEEMIC Holdings, Inc., a Michigan corporation (the "Company"), to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock" or the "Shares"), of the Company that are not already owned by ProNational Insurance Company ("ProNational") at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated January 9, 2003 (the "Supplement") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A), (a)(1)(I) and (a)(1)(B) hereto, respectively. This Final Amendment is being filed with the Securities and Exchange Commission to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and to report the final results of the Offer and that the transactions contemplated by the Merger Agreement were consummated.

        ProAssurance Corporation, Professionals Group, Inc., ProNational, Meemic Merger Corp., and Dr. A. Derrill Crowe, who, by virtue of their relationship with the Company, are considered by the Securities and Exchange Commission to be co-bidders in the Offer, are filing with the Securities and Exchange Commission, contemporaneously with the filing of this Final Amendment, a final amendment to the Tender Offer Statement on Schedule TO relating to the Offer to also report the information set forth below.

        The following information is added to the items noted. Except as set forth below, the information contained in the Schedule TO remains unchanged.

Item 4.    TERMS OF THE TRANSACTION

        The Offer expired at 5:00 p.m., Eastern Standard time, on January 23, 2003 and was not extended. Following expiration of the Offer, a total of 924,318 shares tendered in the Offer were accepted by the Company for payment in accordance with the terms of the Offer, which represents approximately 13.85% of the total issued and outstanding Shares outstanding prior to the Offer and 87.0% of the Shares owned by shareholders other than ProNational. Pursuant to the Offer to Purchase, the Company has accepted for purchase all of the Shares validly tendered and not withdrawn. The Company has forwarded payment for the Shares accepted for purchase to the tendering agent who will pay the Offer price to holders who validly tendered and did not withdraw their Shares.

        Pursuant to the Merger Agreement, on January 29, 2003, effective upon the filing of a certificate of merger with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services, Merger Sub merged with and into the Company (the "Merger") and each outstanding share of common stock, no par value, of the Company (the "Common Stock"), other than shares of Common Stock owned by ProNational, have been converted into the right to receive $29.00 per share (the "Merger Consideration") in cash without interest. All of the holders of Common Stock are being sent a Letter of Transmittal instructing them on the procedures for receiving the Merger Consideration for their shares of Common Stock. In addition, the rights of holders of options to acquire shares of Common Stock (a "Company Option") have become, pursuant to the Merger Agreement, rights to receive a cash payment equal to the difference between the Merger Consideration and the per share exercise price of each share covered by Company Options held by such persons at the time of the Merger, reduced by applicable withholding tax. As a result of the Merger, the Company became a wholly owned subsidiary of ProNational and was delisted from the Nasdaq Stock Market.

        On January 29, 2003, the Company issued a press release announcing the final results of the Offer, a copy of the press release is filed with this Schedule TO as Exhibit (a)(1)(J) and is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The information in Item 4 of this Final Amendment is incorporated herein by reference.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information in Item 4 of this Final Amendment is incorporated herein by reference.

Item 12.    EXHIBITS.

        The exhibit index is amended and restated as follows:

(a)(1)(A)	Offer to Purchase, dated December 23, 2002, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(B)	Letter of Transmittal, dated December 23, 2002, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(C)	Notice of Guaranteed Delivery, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(E)	Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(G)	Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(H)	Shareholder Letter, dated December 23, 2002, as previously filed with the Securities and Exchange Commission on December 23, 2002.
(a)(1)(I)	Supplement to Offer to Purchase, dated January 9, 2003, as previously filed with the Securities and Exchange Commission on January 9, 2003.
(a)(1)(J)	Press release issued by MEEMIC Holdings, Inc., dated January 29, 2003, announcing the results of the Offer and consummation of the Merger, filed herewith.
(b)	Not applicable.
(d)	The Merger Agreement as amended (included as Appendix A to the Proxy Statement, as previously filed with the Securities and Exchange Commission), is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies as of January 29, 2003 that the information set forth in this Final Amendment is true, complete and correct.

MEEMIC HOLDINGS, INC.
By:	/s/ LYNN M. KALINOWSKI Name: Lynn M. Kalinowski Title: President

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SCHEDULE TO AMENDMENT NO. 2
  Item 4. TERMS OF THE TRANSACTION
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 12. EXHIBITS.
SIGNATURE